                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 5)

                    Under the Securities Exchange Act of 1934

                         CHEMI-TROL CHEMICAL COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    163616105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                VC HOLDINGS, INC.
                                 250 Park Avenue
                            New York, New York  10017
                              (212) 867-3800
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               SEPTEMBER 27, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.  \   \

Check the following box if a fee is being paid with the statement. \   \
A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

                               Page 1 of 14 Pages

                                  SCHEDULE 13D


CUSIP NO. 163616105

1.   NAME OF REPORTING PERSON S.S. OR IRS
     IDENTIFICATION NO. OF ABOVE PERSON
     TRILON DOMINION PARTNERS, L.L.C.                     13-3838873
     ------------------------------------------------------------------


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) \   \

                                                        (b) \ X \
     ------------------------------------------------------------------

3.   SEC USE ONLY
     ------------------------------------------------------------------


4.   SOURCE OF FUNDS*
     ------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           \   \
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
     ------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
     ------------------------------------------------------------------

NUMBER OF     7.  SOLE VOTING POWER       - 0 -
SHARES                              -----------------------------------
BENEFICIALLY
OWNED BY      8.  SHARED VOTING POWER      241,351
EACH                                  ---------------------------------
REPORTING
PERSON WITH   9.  SOLE DISPOSITIVE POWER   - 0 -
                                         ------------------------------

             10.  SHARED DISPOSITIVE POWER   241,351
                                           ----------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      241,351
     ------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES*                      \   \

     ------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.04%
     ------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*
       00
     ------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 14 Pages

                                  SCHEDULE 13D


CUSIP NO. 163616105

1.   NAME OF REPORTING PERSON S.S. OR IRS
     IDENTIFICATION NO. OF ABOVE PERSON
     VC HOLDINGS, INC.                                     13-3838864
     ------------------------------------------------------------------


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) \   \

                                                        (b) \ X \

     ------------------------------------------------------------------

3.   SEC USE ONLY
     ------------------------------------------------------------------


4.   SOURCE OF FUNDS*
     ------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           \   \
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

     ------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
     ------------------------------------------------------------------

NUMBER OF     7.  SOLE VOTING POWER       - 0 -
SHARES                              -----------------------------------
BENEFICIALLY
OWNED BY      8.  SHARED VOTING POWER      241,351
EACH                                  ---------------------------------
REPORTING
PERSON WITH   9.  SOLE DISPOSITIVE POWER   - 0 -
                                         ------------------------------

             10.  SHARED DISPOSITIVE POWER   241,351
                                           ----------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      241,351
     ------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES*                      \   \

     ------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.04%
     ------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*
     HC
     ------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 14 Pages

                                  SCHEDULE 13D


CUSIP NO. 163616105

1.   NAME OF REPORTING PERSON S.S. OR IRS
     IDENTIFICATION NO. OF ABOVE PERSON
     RONALD W. CANTWELL
     ------------------------------------------------------------------


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) \   \

                                                        (b) \ X \

     ------------------------------------------------------------------

3.   SEC USE ONLY
     ------------------------------------------------------------------


4.   SOURCE OF FUNDS*
     ------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           \   \
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

     ------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States Citizen
     ------------------------------------------------------------------

NUMBER OF     7.  SOLE VOTING POWER       - 0 -
SHARES                              -----------------------------------
BENEFICIALLY
OWNED BY      8.  SHARED VOTING POWER      241,351
EACH                                  ---------------------------------
REPORTING
PERSON WITH   9.  SOLE DISPOSITIVE POWER   - 0 -
                                         ------------------------------

             10.  SHARED DISPOSITIVE POWER   241,351
                                           ----------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      241,351
     ------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES*                      \   \

     ------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.04%
     ------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*
     IN
     ------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 14 Pages

                                  SCHEDULE 13D


CUSIP NO. 163616105

1.   NAME OF REPORTING PERSON S.S. OR IRS
     IDENTIFICATION NO. OF ABOVE PERSON
     DOMINION CAPITAL, INC.
     54-1348068
     ------------------------------------------------------------------


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) \   \

                                                        (b) \ X \

     ------------------------------------------------------------------

3.   SEC USE ONLY
     ------------------------------------------------------------------


4.   SOURCE OF FUNDS*
     ------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           \   \
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

     ------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Virginia
     ------------------------------------------------------------------

NUMBER OF     7.  SOLE VOTING POWER       - 0 -
SHARES                              -----------------------------------
BENEFICIALLY
OWNED BY      8.  SHARED VOTING POWER     - 0 -
EACH                                  ---------------------------------
REPORTING
PERSON WITH   9.  SOLE DISPOSITIVE POWER   - 0 -
                                         ------------------------------

             10.  SHARED DISPOSITIVE POWER - 0 -
                                           ----------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      - 0 -
     ------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES*                      \ X \

     ------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
     ------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*
     CO
     ------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 5 of 14 Pages

                                  SCHEDULE 13D


CUSIP NO. 163616105

1.   NAME OF REPORTING PERSON S.S. OR IRS
     IDENTIFICATION NO. OF ABOVE PERSON
     DOMINION RESOURCES, INC.
     54-1229715
     ------------------------------------------------------------------


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) \   \

                                                        (b) \ X \

     ------------------------------------------------------------------

3.   SEC USE ONLY
     ------------------------------------------------------------------


4.   SOURCE OF FUNDS*
     ------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           \   \
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

     ------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Virginia
     ------------------------------------------------------------------

NUMBER OF     7.  SOLE VOTING POWER       - 0 -
SHARES                              -----------------------------------
BENEFICIALLY
OWNED BY      8.  SHARED VOTING POWER     - 0 -
EACH                                  ---------------------------------
REPORTING
PERSON WITH   9.  SOLE DISPOSITIVE POWER   - 0 -
                                         ------------------------------

             10.  SHARED DISPOSITIVE POWER - 0 -
                                           ----------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      - 0 -
     ------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES*                      \ X \

     ------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
     ------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON*
     HC
     ------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 6 of 14 Pages

                         AMENDMENT NO. 5 TO SCHEDULE 13D

     Trilon Dominion Partners, L.L.C., a Delaware limited liability company (formerly known as Venture Capital Equities, L.L.C., and hereinafter referred to as the "LLC"), hereby amends and supplements the statement on Schedule 13D as originally filed by Dominion Capital, Inc., a Virginia corporation ("Capital"), and Dominion Resources, Inc., a Virginia corporation ("Resources"), on September 18, 1990 (the "Original Statement"), as amended and supplemented by Amendment No. 1 filed on October 24, 1994, Amendment No. 2 filed on October 31, 1994, Amendment No. 3 filed on August 9, 1995 and Amendment No. 4 filed on June 12, 1996, (the Original Statement, as so amended and supplemented, being the "Statement"), with respect to the Common Stock (the "Common Stock") of Chemi-Trol Chemical Company (the "Issuer").

     Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

ITEM 2.   IDENTITY AND BACKGROUND.

     ITEM 2 OF THE STATEMENT IS HEREBY AMENDED BY DELETING SCHEDULES I, II, AND III, ATTACHED TO THE STATEMENT, AND REPLACING THEM WITH SCHEDULES I, II, AND III, ATTACHED HERETO, WHICH SET FORTH THE DIRECTORS AND EXECUTIVE OFFICERS OF VC HOLDINGS, CAPITAL AND RESOURCES, RESPECTIVELY.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     ITEM 5 OF THE STATEMENT IS HEREBY AMENDED BY DELETING THE FIRST TWO PARAGRAPHS AND REPLACING THEM WITH THE FOLLOWING:

     "After the sale of the Shares (as defined below), the LLC is the registered and direct beneficial owner of 241,351 shares of Common Stock of the issuer representing approximately 12.04% of the outstanding shares of Common Stock of the Issuer. The LLC has shared voting and dispositive power with respect to such shares of Common Stock by virtue of its direct ownership of such shares.

     On September 27, 1996, the LLC sold 65,000 shares (the "Shares") of Common Stock of the Issuer in a brokered transaction. Gross proceeds from the disposition of the Shares was $710,937.50. The sale of the Shares represented a disposition by the LLC of record and beneficial ownership of Common Stock of the Issuer in an amount equal to more than one percent of the outstanding shares of Common Stock of the Issuer."

                               Page 7 of 14 Pages

                                  SIGNATURES

    After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Date:  October 4, 1996     TRILON DOMINION PARTNERS, L.L.C.

                             By: VC HOLDINGS, Inc.,
                                   its Manager


                             By: /s/ Ronald W. Cantwell
                                --------------------------------
                                Name: Ronald W. Cantwell
                                Title: President


                             VC HOLDINGS, INC.


                             By: /s/ Ronald W. Cantwell
                                --------------------------------
                                Name: Ronald W. Cantwell
                                Title: President


                             /s/ Ronald W. Cantwell
                             -----------------------------------
                             Ronald W. Cantwell


                             DOMINION CAPITAL, INC.


                             By:  /s/ Daniel A. Hillsman, Jr.
                                --------------------------------
                                Name: Daniel A. Hillsman, Jr.
                                Title: Vice President


                             DOMINION RESOURCES, INC.


                             By: /s/ Linwood R. Robertson
                                --------------------------------
                                Name: Linwood R. Robertson
                                Title: Senior Vice President


                                  Page 8 of 14 Pages

                                      SCHEDULE I

    The name and present principal occupation of each of the executive officers and directors of VC Holdings are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address at 250 Park Avenue, New York, New York 10017.

                                                 Principal
                        Position with            Occupation
Name                     VC Holdings             and Address
----                     -----------             -----------

Ronald W. Cantwell      President and            Same
                        Director

Jack R. Sauer           Vice President,          Same
                        Chief Financial
                        Officer, Assistant
                        Secretary, Director

William J. Hopke        Executive Vice           Same
                        President and
                        Director                 10800 Midlothian Tpke.,
                                                 Suite 129
                                                 Richmond, Virginia 23235

William P. Gendron      Secretary and            Same
                        Treasurer


                                  Page 9 of 14 Pages

                                     SCHEDULE II

                         Executive Officers and Directors of
                               Dominion Capital, Inc.


                                                 Principal Occupation
Name                    Title                        Or Employment
----                    -----                    -----------------

Thos. E. Capps          Director, Chairman       See Schedule III

David L. Heavenridge    President, Chief         See Schedule III
                        Executive Officer
                        and Director

Henry C. Riely          Corporate Secretary      Corporate Secretary
                                                 of Capital; an Assistant
                                                 Corporate Secretary of
                                                 Resources and other
                                                 direct and indirect
                                                 subsidiaries of
                                                 Resources

John W. Harris          Director                 President and
                                                 Managing Partner
                                                 The Harris Group,
                                                 Rotunda Suite 175
                                                 4201 Congress Street
                                                 Charlotte, NC  28209

David A. Wollard        Director                 President
                                                 Bank One Colorado
                                                 Corporation
                                                 1125 17th Street
                                                 Suite 200
                                                 P.O. Box 17669
                                                 Denver, CO 80217-0669

Paul J. Bonavia         Director                 See Schedule III

John B. Bernhardt       Director                 See Schedule III


Thomas N. Chewning      Director                 See Schedule III

Frank S. Royal          Director                 See Schedule III

William T. Roos         Director                 See Schedule III

Daniel A.               Vice President           Vice President of
Hillsman, Jr.                                    Capital


                                 Page 10 of 14 Pages

                                                 Principal Occupation
Name                    Title                        Or Employment
----                    -----                    -----------------

Charles E. Coudriet     Senior Vice              Vice President of
                        President                Capital

Donald T.               Vice President           Vice President of
Herick, Jr.                                      Capital

Dennis W. Hedgepeth     Treasurer                Treasurer of Capital

Hayden D. McMillian     Senior Vice              Senior Vice President
                        President                of Capital

James L. Trueheart      Senior Vice              See Schedule III
                        President and
                        Chief Financial
                        Officer

Mark P. Mikuta          Controller               Controller of Capital


     The business address of each of the foregoing individuals except Messrs. Harris, Wollard, Bernhardt, Royal, Roos and Simmons is 901 East Byrd Street, Richmond, Virginia 23219. The respective business addresses of Messrs. Bernhardt, Royal, Roos and Simmons are set forth under "Principal Occupation or Employment" on Schedule III.


                                 Page 11 of 14 Pages

                                     SCHEDULE III

                         EXECUTIVE OFFICERS AND DIRECTORS OF
                               DOMINION RESOURCES, INC.


                                                 Principal Occupation
Name                    Title                       Or Employment
                                                 --------------------

John B. Bernhardt       Director                 Managing Director,
                                                 Bernhardt/Gibson Financial
                                                 Opportunities,
                                                 11817 Canon Boulevard,
                                                 Suite 502, Newport News,
                                                 Virginia 23606, a
                                                 financial services firm


Thos. E. Capps          Chairman and             Chairman of the Board
                        Chief Executive          of Directors, President,
                        and Director             Chief Executive Officer
                        of Resources             and Director of Resources

Linwood R. Robertson    Senior Vice              Senior Vice President-
                        President-               Finance, Treasurer and
                        Finance,                 Corporate Secretary
                        Treasurer and
                        Corporate
                        Secretary

James L. Trueheart      Vice President           Vice President and
                        and Controller           Controller of Resources

David L. Heavenridge    Senior Vice              Senior Vice President of
                        President                Resources and an officer
                                                 and/or Director of various
                                                 subsidiaries of Resources

Thomas F. Farrell,      Vice President           Vice President and General
II                      and General              Counsel of Resources
                        Counsel

Donald T. Herrick,      Vice President           Vice President of
Jr.                                              Resources and an officer
                                                 and/or Director of various
                                                 subsidiaries of Resources

Paul J. Bonavia         Senior Vice              Senior Vice President-
                        President-               Corporate of Resources
                        Corporate


                                 Page 12 of 14 Pages

                                                 Principal Occupation
Name                    Title                       Or Employment
                                                 --------------------


Thomas N. Chewning      Senior Vice              Senior Vice President
                        President                of Resources

John B. Adams, Jr.      Director                 President and Chief
                                                 Executive Officer The
                                                 Bowman Companies
                                                 One Bowman Drive,
                                                 Fredericksburgh, VA 22408

Benjamin J. Lambert,    Director                 Optometrist
III                                              904 North First Street
                                                 Richmond, VA 23219

Richard L.              Director                 Former President and
Leatherwood                                      Chief Executive Officer
                                                 CSX Equipment
                                                 3805 Greenway
                                                 Baltimore, MD 21218

Harvey L. Lindsay,      Director                 Chairman and Chief
Jr.                                              Executive Officer
                                                 Harvey Lindsay Commercial
                                                 Real Estate
                                                 Dominiom Tower, Suite 1400
                                                 999 Waterside Drive
                                                 Norfolk, VA 23510

Kenneth A. Randall      Director                 Corporate Director of
                                                 various public companies
                                                 6 Whittaker's Mill
                                                 Williamsburg, VA 23185

William T. Roos         Director                 Retired
                                                 President
                                                 Penn Luggage, Inc.
                                                 2820 Build America Drive
                                                 Hampton, VA 23666

Frank S. Royal          Director                 Physician
                                                 East End Medical Building
                                                 1122 North 25th Street,
                                                 Suite A
                                                 Richmond, VA 23223


                                 Page 13 of 14 Pages

                                                 Principal Occupation
Name                    Title                       Or Employment
                                                 --------------------

Judith B. Sack          Director                 Senior Advisor
                                                 Morgan Stanley & Co., Inc.
                                                 1251 Avenue of the Americas
                                                 New York, New York 10020

S. Dallas Simmons       Director                 President
                                                 Virginia Union University
                                                 1500 North Lombardy Street
                                                 Richmond, VA 23220

Robert H. Spilman       Director                 Chief Executive Officer
                                                 Chairman of the Board
                                                 Bassett Furniture
                                                 Industries, Inc.
                                                 245 Main Street
                                                 P.O. Box 626
                                                 Bassett, VA 24055


     The business address of Messrs. Capps, Baucom, Robertson, Munsey, Heavenridge, Herrick, Bonavia, Chewning, Trueheart, Martin and Farrell is 901 East Byrd Street, Richmond, Virginia 23219. The respective business addresses of the remaining executive officers and directors of Resources are set forth under "Principal Occupation or Employment" above.


                                 Page 14 of 14 Pages